SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2016

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Annual Results Announcement of China Unicom (Hong Kong) Limited for the year ended December 31, 2015

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile broadband services, which consisted of third generation mobile telecommunications, or 3G, and fourth generation mobile telecommunications, or 4G, digital cellular businesses, and network infrastructures; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, mobile broadband services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, mobile broadband services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	effects of any anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: 17 March 2016
	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2015 ANNUAL RESULTS ANNOUNCEMENT

AND CLOSURE OF REGISTER OF MEMBERS

Highlights:

•	Challenging business environment put revenue and profit under considerable pressure

•	Revenue: RMB277.05 billion, down by 2.7% as compared to last year.

•	Service Revenue: RMB235.28 billion, down by 3.9% as compared to last year.

•	EBITDA[1]: RMB87.50 billion, down by 5.7% as compared to last year.

•	Profit for the year: RMB10.56 billion, down by 12.4% as compared to last year.

•	To drive gradual turnaround with full strength, leveraging opportunities, “Focus Strategies”, innovation and cooperation development.

CHAIRMAN’S STATEMENT

Dear Shareholders,

In 2015, facing the complex changes of the business environment and the stiff challenges including, among others, “Speed Upgrade and Tariff Reduction2”, “One-month Mobile Data Carry-over3”, the replacement of business tax with value-added tax4 (“VAT Reform”) and intensifying competition, the Company took proactive steps to address the challenges by adjusting its strategic thinking, leading to clearer strategic direction and business focuses. The Company has nurtured progressive positive changes in its operations, laying a solid foundation for its long-term transformation and sustainable growth.

OVERALL RESULTS

In 2015, both the revenue and profit of the Company were under considerable pressure. The service revenue for the year amounted to RMB235.28 billion, down by 3.9% compared with the previous year, while revenues from non-voice business accounted for 69.1% of the service revenue, representing a year-on-year increase of 7.2 percentage points.

The Company’s EBITDA declined by 5.7% year-on-year to RMB87.50 billion. EBITDA as a percentage of service revenue was 37.2%, down by 0.7 percentage points year-on-year. Including the gain on disposal of certain telecommunications towers and related assets, net profit was RMB10.56 billion, down 12.4% year-on-year. Committed to delivering leading network experience for customers, the Company made investments for future growth with capital expenditure reaching RMB133.88 billion in 2015.

During the year, the Group disposed of certain telecommunications towers and related assets to China Tower Corporation Limited (the “Tower Company”) and realised a gain on disposal before taxes of RMB9.25 billion. The disposal of the towers assets will facilitate the sharing of telecommunications towers among operators, thus promoting a quick and efficient 4G network roll-out while saving capital expenditures of the Company. Meanwhile, the Company, as one of the major shareholders of the Tower Company, expects to benefit from the future earnings and value enhancement of the Tower Company. The Company and the Tower Company are in the process of negotiation on the fee of using telecommunications towers. The tower usage fee is expected to bring short-term pressure on the profit of the Company.

Based on the Company’s overall financial position in 2015 and taking into account the shareholder returns, profitability, debt obligations and cash flows of the Company, and the capital required for future development, the Board of Directors recommended a final dividend payout of RMB0.17 per share for the fiscal year ended 31 December 2015.

BUSINESS DEVELOPMENT

Promptly adjusting operating priority to focus resources on 4G to fuel mobile business momentum

The overall development of the Company’s mobile business was under pressure in 2015. Mobile service revenue was RMB142.62 billion, representing a year-on-year decrease of 8.0%. The number of its mobile billing subscribers declined by 14.26 million to 252.32 million. During the year, our competitor made a strong push in promoting 4G business, the Company’s competitive advantages on 3G had been fading out fast. Leveraging the opportunity of sharing of towers, the Company accelerated mobile network deployment, fully opened its 4G network to all the subscribers, promoted 4G terminals penetration and optimised its product portfolio to expedite the subscriber migration to 4G network. Promptly refining strategy in the fourth quarter, the Company fully focused on 4G, launched “WO 4G+”, and comprehensively enhanced customer experience by improving its network, products, terminals, channels and operations capabilities, undergoing a 4G-led business transformation and development. As at the end of 2015, the total 4G subscribers of the Company reached 44.16 million, accounting for 17.5% of mobile billing subscribers, accelerating the optimisation of the mobile subscriber structure and fueling the mobile business momentum.

Expanding broadband and informatisation businesses to sustain steady growth of fixed-line businesses

The Company actively leveraged its advantages in fiber network and informatisation to accelerate the development of its growth businesses such as Internet access, video and integrated information services. The Company continued to strengthen its integrated services and packages including fixed-line, mobile and informatisation, and launched “Smart WO Family” products to promote the synergetic developments across various businesses. In 2015, the Company’s fixed-line broadband service revenue grew by 7.5% year-on-year to RMB53.96 billion, and its fixed-line broadband subscribers increased by 5.1% year-on-year to 72.33 million, with Fiber-to-the-home (FTTH) subscribers accounting for more than 50% of fixed-line broadband subscribers. “Smart WO Family” subscribers reached 9.59 million. In the future, while promoting the expansion of FTTH subscriber scale, the Company will strengthen the investment efficiency management in broadband terminals, reducing the impact on the profit for the period. Driven by its fixed-line broadband business growth, the fixed-line service revenue for 2015 increased by 3.1% year-on-year to RMB91.26 billion, of which 83.6% was from fixed-line non-voice revenue, up by 4.7 percentage points year-on-year, resulting in a further optimised fixed-line business structure.

Exploring new development areas and accelerating deployment in innovative businesses

Facing ample room for development in industrial Internet, the Company focused on key areas in its innovative businesses such as the Internet of Things, Internet Data Centre (IDC), cloud computing, Big Data, Information and Communications Technology (ICT) and smart city and so on, fully optimised the overall business deployment, centralised the planning of platform construction, and streamlined its operations system to create new driver for sustainable growth. It focused on differentiated markets such as healthcare, education, manufacturing, environmental protection, transportation and logistics to promote a breakthrough in scale in key industry applications. In 2015, the Company’s IDC and cloud computing revenue reached RMB7.07 billion, up 37.5% year-on-year. ICT revenue reached RMB4.33 billion, up 24.9% year-on-year.

The Company continued to deepen data traffic operation and focused on enhancing subscribers’ data consumption experience via various measures, including consistent upgrade of network speed, optimisation of products and services and roll-out of “One-month Mobile Data Carry-over” initiative, to promote and accelerate the transformation and upgrade of subscriber and consumption pattern. The Company actively explored open cooperation with Internet companies in dedicated and backward data traffic monetisation, enhanced WO+ open platforms capability integrating content applications and innovating products to promote the fast growth of data traffic scale. In 2015, the mobile data usage of handset subscribers of the Company increased 60.1% year-on-year. Mobile data traffic revenue accounted for 42.9% of mobile service revenue. In December 2015, the monthly average mobile data usage per 4G subscriber reached 1.2GB.

NETWORK DEPLOYMENT

In 2015, the Company accelerated the deployment of high-speed broadband network with a focus on 4G and fiber broadband. During the year, the Company added 306,000 4G base stations, making a total number of 399,000 4G base stations. The 4G network basically achieved continuous coverage in urban area, county cities and developed towns and villages. The Company expedited the upgrade towards “4G+”, and started carrier aggregation pilot schemes, increasing its network peak downlink speed to 300Mbps. The Company accelerated the construction and upgrade of its fiber broadband network and completed the construction of six fully fiber-connected provinces and over 100 fully fiber-connected cities. The number of broadband access ports increased by 22.2% year-on-year to 165 million, of which 93% are FTTX. The Company continued to improve its basic network capabilities including the transmission and carrying networks, leading to enhanced overall network capabilities. The Company launched an in-depth cooperation with China Telecom to accelerate the improvement on network service qualities and operating efficiency of assets.

STRATEGIC TRANSFORMATION

In 2015, the Company, leveraging its own resources and advantages, formulated the strategy of “implementing Focus Strategies, fostering innovation and cooperation”. The Company aimed to drive the future development and strategic transformation by focusing on the key areas, capitalising on innovation and deepening cooperation. Efforts were made to push forward appropriate delegation and empowerment in fundamental business areas to boost flexibility in marketing. Themed around efficiency enhancement and lifting vibrancy, the Company accelerated the innovation and transformation of corporate management, and established decision committees on procurement, product and branding, and remuneration distribution to promote democratic and highly effective decision-making process. To promote organisational and institutional reform which better adapt to the development of mobile Internet, the Company further adjusted and optimised its subsidiary companies by deregistering a company which focused on the network business and establishing an e-commerce department and a subsidiary focusing on international business. Aiming at sustainably lifting the organisation internal vibrancy, the Company pushed forward the reform to vitalise the accountability of frontline business units while optimising and perfecting staff promotion and incentive mechanism.

SOCIAL RESPONSIBILITY

The Company has long been integrating social responsibility into its own development, striving to create shared value for all interested parties. Supporting the country’s efforts in advancing informatisation and transformation and upgrade of traditional industries, the Company actively supported the build-out of smart cities and developed information technologies that improve the livelihood of the general public and implemented the “Speed Upgrade and Tariff Reduction” initiative. To provide customers with assured, convenient and efficient services, the Company innovated its service offerings, strengthened the management of real-name registration and created a network environment that is environmentally-friendly and secure. The Company also developed itself as a resource-conserving and environment-friendly enterprise by promoting energy-saving and emission-reduction initiatives, joint construction and co-sharing of telecommunications infrastructure and in-depth value chain cooperation. In addition, the Company not only promoted a culture of fairness and harmony and focused on employees’ career development and personal well-being, but also carried out activities to alleviate poverty and support education with donation on a continued basis, so as to return to society and encourage the sustainable development of the Company.

OUTLOOK

Currently, the Company is facing difficulties and challenges as well as numerous opportunities and growth potential. While the global economy has been undergoing in-depth adjustment, the Chinese economy has entered a “new normal” of adjusting pace, optimising structure and switching momentum. While the ever-changing information technologies continue to drive production transformation in society, innovation has become the first and leading powerhouse for development. Globally, the core value of the telecommunications industry continues to shift from telecommunication services to information services. Factors such as the saturation of the traditional market, the competition shifting to capturing existing customers, adjustment of regulatory policies in the industry and the evolvement of competition landscape are all influencing the Company’s development in new ways. Benefitting from the aggressive implementation by the State of its Internet-superpower strategy, the Big Data strategy as well as the “Internet+” action plan, the data traffic and information consumption are developing comprehensively, while Internet of Things, cloud computing, Big Data and internet finance have all entered a period of rapid growth, unlocking ample business opportunities for the Company.

The new year marks the beginning of the all-round implementation of the “Focus Strategies” and the fostering of innovation and cooperation. Looking forward, we are fully confident. With “focus, innovation, cooperation” as the core, the Company will strengthen the driving effect of corporate strategy to accelerate the resolution of development hurdles, thereby contributing to a gradual turnaround of its operating results. On the one hand, the Company will focus on key businesses and key regions to improve the value of fundamental business. On the other hand, the focus will lie on 4G and acceleration of network roll-out, re-shaping our brand image, upgrade of our product offering, stepping up terminal-led effect, enhancing channel capability, deepening effort in customer retention and data traffic operation, in order to achieve breakthrough in key differentiated markets and an overall stabilisation and rebound of the mobile business. Driven by applications, the Company will strive to enhance the value of broadband business. Committed to leveraging high quality services, such as, TV and video to push fiber broadband adoption, and innovate family Internet services, the Company aims to maintain steady growth in fixed-line business. Another area of focus will be the platform-based business and industrial Internet. By effectively expanding capacity and enhancing capability, the Company will vigorously expand the businesses of Internet of Things, cloud computing/IDC, Big Data, data traffic operation, industry applications, payment/finance and international business, in an effort to cultivate new growth engines for innovative business. In addition, the Company will focus on the reform in both systems and structure and develop market-oriented management system, with an aim to lift the corporate vibrancy and improve operational efficiency. The Company actively leverages on complementary edges and in-depth cooperation among operators in the industry in the areas, such as resources and innovative business, seeking to reduce network investment and operating cost whilst enhancing the quality of customer service and the operating efficiency of assets, charting a sustainable way to create greater value for shareholders.

Lastly, on behalf of the Board of directors of the Company, I would like to express my sincere gratitude to all shareholders, customers and friends across society for their support of the Company, and to every employee for their dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

16 March 2016

Note 1:	EBITDA represents profit for the year before finance costs, interest income, shares of loss of associates, share of loss of joint venture, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

Note 2:	According to “Guiding Opinions on Accelerating the construction of high-speed broadband network to promote the network speed and lowering the data tariffs” issued by General Office of the State Council of the PRC in 2015, telecommunication industry should accelerate the construction of high-speed broadband network and further promote the network speed and lower the data tariffs in order to improve the service.

Note 3:	The Company launched the promotion plan which allowed the unused monthly data under the monthly package to be carried over for use till the end of the following month from 1 October 2015.

Note 4:	The replacement of business tax with value-added tax implemented nationwide for the telecommunications industry from 1 June 2014 (hereinafter referred to as “VAT Reform”).

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2015, which were extracted from the audited consolidated financial statements of the Group as set out in the Company’s 2015 annual report.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in Renminbi (“RMB”) millions)

		As at 31 December
	Note	2015	2014

ASSETS
Non-current assets
Property, plant and equipment		454,631	438,321
Lease prepayments		9,148	9,211
Goodwill		2,771	2,771
Interest in associates		31,997	3,037
Interest in joint venture		978	—
Amounts due from related parties		18,322	—
Deferred income tax assets		5,642	6,215
Financial assets at fair value through other comprehensive income	6	4,852	5,902
Other assets		25,335	23,041

		553,676	488,498

Current assets
Inventories and consumables		3,946	4,378
Accounts receivable	7	14,957	14,671
Prepayments and other current assets		10,864	10,029
Amounts due from related parties		2,846	12
Amounts due from domestic carriers		1,994	2,120
Financial assets at fair value through profit and loss		106	—
Short-term bank deposits		202	56
Cash and cash equivalents		21,755	25,308

		56,670	56,574

Total assets		610,346	545,072

		As at 31 December
	Note	2015	2014

EQUITY
Equity attributable to equity shareholders of the Company
Share capital		179,102	179,101
Reserves		(20,734)	(19,482)
Retained profits
– Proposed final dividend	10	4,071	4,789
– Others		68,777	63,133

Total equity		231,216	227,541

LIABILITIES
Non-current liabilities
Long-term bank loans		1,748	420
Promissory notes		36,928	21,460
Corporate bonds		2,000	2,000
Deferred income tax liabilities		18	17
Deferred revenue		2,005	1,497
Other obligations		357	217

		43,056	25,611

		As at 31 December
	Note	2015	2014

Current liabilities
Short-term bank loans		83,852	91,503
Commercial papers		19,945	9,979
Current portion of long-term bank loans		84	45
Current portion of promissory notes		2,499	—
Convertible bonds		—	11,167
Accounts payable and accrued liabilities	8	167,396	120,371
Taxes payable		3,163	1,466
Amounts due to ultimate holding company		1,437	1,622
Amounts due to related parties		3,930	3,542
Amounts due to domestic carriers		1,300	1,402
Dividend payable		920	771
Current portion of deferred revenue		394	462
Current portion of other obligations		2,797	2,698
Advances from customers		48,357	46,892

		336,074	291,920

Total liabilities		379,130	317,531

Total equity and liabilities		610,346	545,072

Net current liabilities		(279,404)	(235,346)

Total assets less current liabilities		274,272	253,152

CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Year ended 31 December
	Note	2015	2014

Revenue	9	277,049	284,681

Interconnection charges		(13,093)	(14,599)
Depreciation and amortisation		(76,738)	(73,868)
Network, operation and support expenses		(42,308)	(37,851)
Employee benefit expenses		(35,140)	(34,652)
Costs of telecommunications products sold		(44,046)	(43,397)
Other operating expenses		(54,960)	(61,411)
Finance costs		(6,934)	(4,617)
Interest income		438	283
Share of loss of associates		(759)	—
Share of loss of joint venture		(42)	—
Other income – net		10,568	1,362

Profit before income tax		14,035	15,931
Income tax expenses	5	(3,473)	(3,876)

Profit for the year		10,562	12,055

Profit attributable to:
Equity shareholders of the Company		10,562	12,055

Earnings per share for profit attributable to equity shareholders of the Company during the year:

Basic earnings per share (RMB)	11	0.44	0.51

Diluted earnings per share (RMB)	11	0.44	0.49

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2015	2014

Profit for the year	10,562	12,055

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(1,050)	(619)
Tax effect on changes in fair value of financial assets through other comprehensive income	(1,129)	155

Changes in fair value of financial assets through other comprehensive income, net of tax	(2,179)	(464)

Remeasurement of net defined benefit liability, net of tax	20	(2)

	(2,159)	(466)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	60	(12)

Other comprehensive income for the year, net of tax	(2,099)	(478)

Total comprehensive income for the year	8,463	11,577

Total comprehensive income attributable to:
Equity shareholders of the Company	8,463	11,577

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

		Year ended 31 December
	Note	2015	2014

Cash flows from operating activities
Cash generated from operations	(a)	91,169	97,062
Interest received		319	283
Interest paid		(4,943)	(4,631)
Income tax paid		(2,244)	(4,620)

Net cash inflow from operating activities		84,301	88,094

Cash flows from investing activities
Purchase of property, plant and equipment		(88,465)	(69,586)
Proceeds from disposal of property, plant and equipment and other assets		2,336	797
Dividends received from financial assets at fair value through other comprehensive income		365	353
Proceeds from disposal of financial assets at fair value through profit and loss		19	—
Dividends received from associates		10	—
Increase in short-term bank deposits		(3)	(1)
Purchase of other assets		(4,542)	(3,807)
Acquisition of financial assets at fair value through profit and loss		(66)	—
Acquisition of interest in associates		(8)	(3,075)
Acquisition of interest in joint venture		(1,000)	—

Net cash outflow from investing activities		(91,354)	(75,319)

		Year ended 31 December
	Note	2015	2014

Cash flows from financing activities
Proceeds from exercise of share options		1	871
Proceeds from commercial papers		30,000	19,885
Proceeds from short-term bank loans		139,663	158,259
Proceeds from long-term bank loans		1,920	—
Proceeds from ultimate holding company loan		1,344	—
Proceeds from related party loan		—	473
Proceeds from promissory notes		17,957	21,430
Repayment of commercial papers		(20,000)	(45,000)
Repayment of short-term bank loans		(149,072)	(161,007)
Repayment of long-term bank loans		(45)	(46)
Repayment of related party loan		(473)	—
Repayment of ultimate holding company loan		(1,344)	—
Repayment of convertible bond		(11,664)	—
Repayment of finance lease		(217)	(161)
Dividends paid to equity shareholders of the Company	10	(4,643)	(3,677)

Net cash inflow/(outflow) from financing activities		3,427	(8,973)

Net (decrease)/increase in cash and cash equivalents		(3,626)	3,802
Cash and cash equivalents, beginning of year		25,308	21,506
Effect of changes in foreign exchange rate		73	—

Cash and cash equivalents, end of year		21,755	25,308

Analysis of the balances of cash and cash equivalents:
Cash balances		1	3
Bank balances		21,754	25,305

		21,755	25,308

(a)	The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2015	2014

Profit before income tax	14,035	15,931
Adjustments for:
Depreciation and amortisation	76,738	73,868
Interest income	(120)	(283)
Finance costs	6,641	4,113
(Gain)/Loss on disposal of property, plant and equipment and other assets	(7,280)	1,064
Impairment losses for doubtful debts and write-down of inventories	4,054	3,958
Impairment losses for property, plant and equipment	29	65
Dividends from financial assets at fair value through other comprehensive income	(397)	(353)
Share of loss of associates	759	—
Share of loss of joint venture	42	—
Other investment loss	8	28

Changes in working capital:
Increase in accounts receivable	(3,666)	(2,927)
(Increase)/Decrease in inventories and consumables	(73)	675
Increase in other assets	(6,288)	(1,897)
Increase in prepayments and other current assets	(1,630)	(211)
Decrease/(Increase) in amounts due from related parties	2,905	(1)
Decrease/(Increase) in amounts due from domestic carriers	126	(1,523)
(Decrease)/Increase in accounts payable and accrued liabilities	(1,781)	5,451
Increase in taxes payable	5,126	2,068
Increase/(Decrease) in advances from customers	1,465	(2,949)
(Decrease)/Increase in deferred revenue	(81)	238
(Decrease)/Increase in other obligations	(17)	22
Decrease in amounts due to ultimate holding company	(185)	(12)
Increase/(Decrease) in amounts due to related parties	861	(161)
Decrease in amounts due to domestic carriers	(102)	(102)

Cash generated from operations	91,169	97,062

NOTES (All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, LTE FDD cellular voice, TD-LTE cellular voice and related value-added services are referred to as the “mobile business”. The services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

Disposal of Telecommunications Towers and Related Assets

On 11 July 2014, the Company (through China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company)) entered into an agreement with China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”) and China Telecom Corporation Limited (“China Telecom”) to establish China Tower Corporation Limited (“Tower Company”). Pursuant to the agreement, the Company subscribed for 3.01 billion shares at a par value of RMB1.00 per share in the registered capital of Tower Company in cash, representing 30.1% of the registered capital of Tower Company.

On 14 October 2015, CUCL and Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile, China Telecom, China Reform Holdings Corporation Limited (“CRHC”) and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom will sell certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company (hereinafter referred to as the “Tower Assets Disposal”) in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC will make a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The first tranche of the Cash Consideration of RMB3,000 million payable by Tower Company was settled in February 2016. The remaining balance of the Cash Consideration is to be settled before 31 December 2017.

Upon the issuance of new shares by Tower Company, the Group, China Mobile, China Telecom and CRHC owned 28.1%, 38.0%, 27.9% and 6.0% of Tower Company respectively.

2.	STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

The financial information relating to the financial years ended 31 December 2014 and 2015 that is included in this announcement does not constitute the Company’s statutory annual consolidated financial statements for those financial years but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the new Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2014 to the Registrar of Companies in accordance with section 662(3) of, and Part 3 of Schedule 6 to, the new Hong Kong Companies Ordinance (Cap 622) and will deliver the financial statements for the year ended 31 December 2015 in due course.

The Company’s auditor has reported on those financial statements for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the new Hong Kong Companies Ordinance (Cap 622) (or under their equivalent requirements found in section 141 of the predecessor Hong Kong Companies Ordinance (Cap. 32)).

3.	BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income.

(a)	Disposal of Telecommunications Towers and Related Assets

As stated in Note 1, on 31 October 2015, CUCL and Unicom New Horizon completed the Tower Assets Disposal with a total consideration of approximately RMB54,658 million.

The Tower Assets Disposal was accounted as an assets disposal. Since the Company owned 28.1% of the share capital of Tower Company, only 71.9% of the gain on the Group’s Tower Assets Disposal was recognised for the year ended 31 December 2015 with the remaining 28.1% of the aforesaid gain deferred over the remaining useful life of the Tower Assets related to the Group.

The details of the Tower Assets related to the Group as at the Completion Date and the gain on the Group’s Tower Assets Disposal were as follows:

Property, plant and equipment	37,632
Other current assets	829
Other non-current assets	3,017

Total Tower Assets disposed of	41,478

Consideration	54,658
Relevant expenses and taxes	(320)

Gain on the Tower Assets Disposal	12,860

Deferred gain from the Tower Assets Disposal	(3,614)

Disposal gain recognised	9,246

(b)	Going Concern Assumption

As at 31 December 2015, current liabilities of the Group exceeded current assets by approximately RMB279.4 billion (2014: approximately RMB235.3 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB346.4 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB227.2 billion was unutilised as at 31 December 2015; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2015 have been prepared on a going concern basis.

(c)	Changes in accounting policies

The IASB and HKICPA issued certain new standards and amendments that are effective for accounting periods beginning on or after 1 January 2015. The adoption of below new standards and amendments did not have any significant impact on the Group’s financial statement.

•	Amendments to IAS/HKAS 19, “Defined benefit plans: Employee Contributions”

The amendments introduce a relief to reduce the complexity of accounting for certain contributions from employees or third parties under defined benefit plans. When the contributions are eligible for the practical expedient provided by the amendments, a company is allowed to recognise the contributions as a reduction of the service cost in the period in which the related service is rendered, instead of including them in calculating the defined benefit obligation. The amendments do not have an impact on these financial statements as the defined benefit plans operated by the Group are wholly funded by contributions from the Group and do not involve contributions from employees or third parties.

•	Annual Improvements to IFRSs/HKFRSs 2010-2012 Cycle and 2011-2013 Cycle

These two cycles of annual improvements contain amendments to nine standards with consequential amendments to other standards. Among them, IAS/HKAS 24, “Related party disclosures” has been amended to expand the definition of a “related party” to include a management entity that provides key management personnel services to the reporting entity, and to require the disclosure of the amounts incurred for obtaining the key management personnel services provided by the management entity. These amendments do not have an impact on the Group’s related party disclosures as the Group does not obtain key management personnel services from management entities.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (“CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2014: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2014: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2014: 15%).

	2015	2014

Provision for income tax on the estimated taxable profits for the year
– Hong Kong	23	29
– Mainland China and other countries	3,990	3,201
Adjustments to prior years’ current tax outside Hong Kong	16	(19)

	4,029	3,211

Deferred taxation	(556)	665

Income tax expenses	3,473	3,876

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2015	2014

Listed in the PRC	164	173
Listed outside the PRC	4,665	5,706
Unlisted	23	23

	4,852	5,902

For the year ended 31 December 2015, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB1,050 million (2014: decrease of approximately RMB619 million). The decrease, net of tax impact, of approximately RMB2,179 million (2014: decrease, net of tax impact, of approximately RMB464 million) has been recorded in the consolidated statement of comprehensive income.

7.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is based on the billing date as follows:

	2015	2014

Current and within one month	11,679	11,447
More than one month to three months	1,805	1,738
More than three months to one year	3,417	3,258
More than one year	2,966	2,692

	19,867	19,135
Less: Allowance for doubtful debts	(4,910)	(4,464)

	14,957	14,671

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of payables and accrued liabilities is based on the invoice date as follows:

	2015	2014

Less than six months	146,336	104,334
Six months to one year	9,772	6,867
More than one year	11,288	9,170

	167,396	120,371

9.	REVENUE

Before 1 June 2014, service revenue and revenue from bundle sale of mobile handset were subject to a business tax rate of 3%-5% while standalone sales of telecommunications products was subject to value-added tax (“VAT”) of 17%. Relevant tax was set off against revenue.

The Ministry of Finance and the State Administration of Taxation (“SAT”) jointly issued a notice (the “Notice”) dated 29 April 2014 pursuant to which the pilot programme regarding the replacement of business tax with VAT implemented nationwide for the telecommunications industry (the “VAT Reform”) from 1 June 2014.

The Notice sets out the specific scope of taxable telecommunications services and tax rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sales of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	2015	2014

Total service revenue from mobile business	142,620	155,095
Total service revenue from fixed-line business	91,261	88,481
Other service revenue	1,397	1,302

Total service revenue	235,278	244,878
Sales of telecommunications products	41,771	39,803

	277,049	284,681

10.	DIVIDENDS

At the annual general meeting held on 8 May 2015, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended 31 December 2014, totaling approximately RMB4,789 million which has been reflected as a reduction of retained profits for the year ended 31 December 2014. The dividend payable of approximately RMB920 million was due to Unicom BVI as at 31 December 2015.

At a meeting held on 16 March 2016, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.17 per ordinary share to the shareholders for the year ended 31 December 2015 totaling approximately RMB4,071 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2015, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2016.

	2015	2014

Proposed final dividend:
RMB0.17 (2014: RMB0.20) per ordinary share by the Company	4,071	4,789

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from SAT, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2015, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

11.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2015 and 2014 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2015 and 2014 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the year ended 31 December 2015. All dilutive potential ordinary shares for the year ended 31 December 2014 arose from (i) share options granted under the amended Share Option Scheme and (ii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	2015	2014

Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	10,562	12,055
Imputed finance cost on the liability component of convertible bonds	—	211

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	10,562	12,266

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,947	23,852
Dilutive equivalent shares arising from share options	—	2
Dilutive equivalent shares arising from convertible bonds	—	941

Shares used in computing diluted earnings per share	23,947	24,795

Basic earnings per share (in RMB)	0.44	0.51

Diluted earnings per share (in RMB)	0.44	0.49

12.	NON-ADJUSTING EVENTS AFTER STATEMENT OF FINANCIAL POSITION DATE

Proposed dividend

After the statement of financial position date, the Board of Directors proposed a final dividend for 2015. For details, please refer to Note 10.

BUSINESS OVERVIEW

In 2015, the Company’s focus shifted towards 4G business development, accelerated the network construction and upgrade of fibre broadband network and the development of “Smart WO Family” business, and commenced specialised and market-oriented operation in innovative business. New progress was made in various aspects.

Mobile Business

In 2015, the Company’s mobile business faced sheer challenges from “Speed Upgrade and Tariff Reduction”, “One-month Mobile Data Carry-over”, “VAT Reform” and intensifying competition, etc. Mobile billing subscribers decreased by 14.26 million to 252.32 million during the year. Mobile billing subscriber average revenue per user (ARPU) was RMB46.3. The Company’s competitive edge in 3G business had been quickly dissipating as competitors stepped up 4G promotion during the year. The Company has accelerated 4G+ business deployment, launched a carrier aggregation pilot programme, optimised 4G product offerings and fully opened up its 4G network. By continuing to optimise its cBSS-based mobile pricing and promotion system and accelerating development of various market sub-segments such as families, town and villages, campuses, etc., the Company strengthened business development in grouped context and integrated operations. Leveraging its industry-leading Woego platform to support integrated channel and terminal operations, the Company has gained differentiated edges in terminal supply and channel service support. The Company’s customer experience-oriented customer relationship management system was enhanced. Through targeted initiatives integrating terminal, network and business development, the Company promoted subscribers to upgrade their terminals and packages, driving subscriber migration towards 4G as well as enhancing customer value and accelerating customer development. Based on operator capabilities on network, data and information business platforms and so on, the Company continued to develop its WO+ open system. According to the characteristics of customer groups in different businesses, it developed online marketing eco-system for different groups. Targeted products for different customer groups were launched with partners from various verticals such as travel, music & videos, etc. Total mobile handset data traffic reached 695.83 billion MB, up by 60.1% year-on-year. Nearly 2,200 partner companies joined WO+ open platform, with a total of 790 million connection times during the year.

Fixed-line Business

In 2015, the Company accelerated fibre network marketing and fixed-line broadband access speed upgrade, and continued to push forward the building of specialised maintenance and service systems. The Company launched “Smart WO Family” products, gradually bundling various value-added services such as TV, cloud storage, etc., to enrich family Internet applications. It drove shift of product-based marketing into experience-based and scenario-based marketing, realised innovative transformation from products sale to creating customer value under full-service operation, and achieved stable growth of fixed-line business. Net addition of broadband subscribers was 3.54 million, bringing the total number of broadband subscribers to 72.33 million. Broadband ARPU was RMB63.6. FTTH broadband subscriber was 53.1% of broadband subscribers, up by 23.6 percentage points year-on-year. With the advancement in Internet related new technology and intensifying mobile substitution, local access subscribers decreased by 8.20 million to 73.86 million.

Network Capability

In 2015, the Company focused on 4G and fixed-line broadband development, and steadily expanded 4G network coverage. During the year, 306,000 4G base stations were built, bringing the total to 399,000. The Company undertook large-scale fibre broadband network deployment and all-fibre network upgrade, with the total number of fixed-line broadband ports reaching 165 million, of which 93% were FTTX ports.

The Company continued to expand international network capacity, and optimised international network deployment. As at the end of 2015, its international outbound Internet bandwidth reached 1,278G, international submarine cable capacity reached 5,511G and international terrestrial cable capacity reached 2,802G. The Company had 83 overseas network nodes, with international roaming covering 593 operators in 251 countries and regions.

Sales and Marketing

Branding

In 2015, the Company fully leveraged on its own resources, value chain resources and major presentation and exhibition opportunities to continue to promote its core businesses with a clear focus and at an appropriate momentum. Leveraging on its brand name, the Company actively advocated marketing initiatives focusing on network, business, and services experience improvement to shape a differentiated image of its WO 4G+ service, being not only faster network, better user experience, worry-free consumption, but also more customised services. The Company started new cooperation with “Smart WO Family” value chain partners, employed creative “crowd-purchase” marketing, and advertised the business edges of the Company in an interactive and easy-to-understand way with the help of the mobile Internet tactics, so as to deliver the “Wonderful WO” brand concept in an all-round manner and to further enhance the brand influence of “WO”.

Marketing strategies

In 2015, in face of the profound changes in the market environment, the Company built up differentiated competitive advantages through business transformation. Leveraging its 4G services, the Company saw effective development with an emphasis on both new and existing customers. The Company accelerated fibre network upgrade and seized the leading position in full-service family customers with “Smart WO Family”. The Company also achieved integrated operations of terminals, channels and business development with its Woego platform.

Eying on the mobile Internet, the Company developed an Internet partnership model featuring mutual channels, cooperation in data traffic and joint operations with open capabilities as the foundation. It achieved in-depth cooperation in the areas of risk control, market intelligence, and credit assessment with leading companies in automobile, financial, and fast-moving consumer goods industries, which effectively facilitated development of innovative business.

The Company started specialised operations in IDC and cloud computing, ICT and Internet of Things, etc. It actively participated in and undertook nationwide “Internet+” projects and informatisation deployment in related areas, focusing on key areas such as manufacturing, education and healthcare, etc. It also developed the ecosystem in key industries and explored business opportunities in related application products markets. As a result, revenue from corporate customers maintained continuous growth.

Distribution channels

In 2015, the Company integrated channel and terminal operations by leveraging its Woego platform, capturing synergy between the two. The Company fully embraced the “Internet+” trend, and further expanded e-commerce into various areas such as operations and development, customer services, and corporate management, with an aim to drive customer value. The Company’s self-owned chain stores exceeded 5,000 in the year, with the annual e-commerce gross merchandise value exceeding RMB92 billion.

Customer Care

In 2015, the Company dedicated itself to building a customer-oriented system which was integrating customer services, sales and marketing, and maintenance operation, fully realised the value of service channels, continued to improve customer service in key areas, and promoted important customer service operations based on work orders. The Company further accelerated the development of its Internet services, and engaged in customers’ word-of-mouth and customer experience management to proactively rectify service weakness and improve customer perception. During the year, the Company continued to record the least number of customer complaints in the industry.

FINANCIAL OVERVIEW

I.	OVERVIEW

Under the influence of various factors including “Speed Upgrade and Tariff Reduction1”, the “One-month Mobile Data Carry-over2”, the replacement of business tax with value-added tax3 (“VAT Reform”), the increased competition and the exchange loss incurred during the year etc., the Company’s revenue was RMB277.05 billion in 2015, down by 2.7% compared with last year. Profit for the year was RMB10.56 billion, down by 12.4% compared with last year. Basic earnings per share was RMB0.441, down by 12.7% compared with last year.

In 2015, net cash flow from operating activities was RMB84.30 billion. Capital expenditure was RMB133.88 billion. Liabilities-to-assets ratio was 62.1% as at 31 December 2015.

II.	REVENUE

In 2015, the Company’s revenue was RMB277.05 billion, down by 2.7% compared with last year, of which, service revenue accounted for RMB235.28 billion, down by 3.9% compared with last year. Revenue from sales of telecommunications products was RMB41.77 billion, up by 4.9% compared with last year.

The table below sets forth the composition of service revenue by business, including as a percentage of the service revenue for the years of 2015 and 2014:

	2015		2014
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue

Service revenue	235.28	100.0%	244.88	100.0%
Include: Mobile business	142.62	60.6%	155.10	63.3%
Fixed-line business	91.26	38.8%	88.48	36.1%
Include: Fixed-line broadband	53.96	22.9%	50.20	20.5%

1.	Mobile Business

In 2015, the market environment for expanding the Company’s mobile business was challenging. Service revenue from the mobile business was RMB142.62 billion and decreased RMB12.48 billion compared with last year, down by 8.0% compared with last year.

2.	Fixed-line Business

In 2015, service revenue from the fixed-line business was RMB91.26 billion, up by 3.1% compared with last year. The growth of service revenue from the fixed-line business was significantly driven by the service revenue from fixed-line broadband business. Service revenue from fixed-line broadband business was RMB53.96 billion, up by 7.5% compared with last year and, as a percentage of service revenue from the fixed-line business, increased from 56.7% in 2014 to 59.1% in 2015.

III.	COSTS AND EXPENSES

In 2015, the Company continued to optimise resources allocation and strengthen delicacy management. Total costs and expenses amounted to RMB263.01 billion, down by 2.1% compared with last year. Out of total costs and expenses, operating costs was RMB266.28 billion, up by 0.2% compared with last year.

The table below sets forth the major items of the costs and expenses and their respective percentage of the revenue for the years of 2015 and 2014:

	2015		2014
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue

Total costs and expenses	263.01	94.93%	268.75	94.40%
Operating costs	266.28	96.11%	265.78	93.36%
Include: Interconnection charges	13.09	4.73%	14.60	5.13%
Depreciation and amortisation	76.74	27.70%	73.87	25.95%
Network, operation and support expenses	42.31	15.27%	37.85	13.30%
Employee benefit expenses	35.14	12.68%	34.65	12.17%
Costs of telecommunications products sold	44.05	15.90%	43.40	15.24%
Selling and marketing expenses	31.97	11.54%	40.19	14.12%
General, administrative and other expenses	22.98	8.29%	21.22	7.45%
Finance costs, net of interest income	6.50	2.34%	4.33	1.52%
Share of loss of associates[4]	0.76	0.27%	—	—
Share of loss of joint venture	0.04	0.02%	—	—
Other income-net	-10.57	-3.81%	-1.36	-0.48%

1.	Interconnection charges

Mainly due to the decrease in volume of the interconnection voice calls, the interconnection charges amounted to RMB13.09 billion in 2015, down by 10.3% compared with last year and, as a percentage of revenue, decreased from 5.13% in 2014 to 4.73% in 2015.

2.	Depreciation and amortisation

The Company accelerated the network construction for 4G and fixed-line broadband. Depreciation and amortisation charges in 2015 were RMB76.74 billion, up by 3.9% compared with last year and, as a percentage of revenue, changed from 25.95% in 2014 to 27.70% in 2015.

3.	Network, operation and support expenses

Started from 2015, the operation model regarding the use of telecommunications towers changed from self-operation to payment of usage fee to the Tower Company5 led to an increase in expenses. At the same time, the Company expanded its network scale which led to the increase in utilities charges and properties rental expenses etc. As a result, the Company incurred network, operation and support expenses of RMB42.31 billion in 2015, up by 11.8% compared with last year. Network, operation and support expenses, as a percentage of revenue, changed from 13.30% in 2014 to 15.27% in 2015.

4.	Employee benefit expenses

The Company continued to deepen the reform in recruitment and remuneration as well as resources allocation. The Company’s employee benefit expenses amounted to RMB35.14 billion in 2015, up by 1.4% compared with last year and, as a percentage of revenue, changed from 12.17% in 2014 to 12.68% in 2015.

5.	Cost of telecommunications products sold

Costs of telecommunications products sold amounted to RMB44.05 billion and revenue from sales of telecommunications products amounted to RMB41.77 billion in 2015. Loss on sales of telecommunications products was RMB2.28 billion, of which terminal subsidy cost accounted to RMB2.85 billion in 2015, down by 38.7% compared with last year. The Company continued to optimise the terminal contract product mix and enhanced effectiveness on application of the terminal subsidy cost and, as a percentage of revenue, decreased from 1.6% in 2014 to 1.0% in 2015.

6.	Selling and marketing expenses

The Company implemented costs control measures, focused on strengthening management of the selling and marketing expenses, proactively promoted the transformation of its sales and marketing model, optimised contract products and channel mix and further improved the quality of its subscribers. In 2015, selling and marketing expenses were RMB31.97 billion, down by 20.5% compared with last year and, as a percentage of revenue, decreased from 14.12% in 2014 to 11.54% in 2015.

7.	General, administrative and other expenses

General, administrative and other expenses were RMB22.98 billion in 2015, up by 8.4% compared with last year and, as a percentage of revenue, changed from 7.45% in 2014 to 8.29% in 2015.

8.	Finance costs, net of interest income

In 2015, finance costs, net of interest income, was RMB6.50 billion, up by RMB2.17 billion compared with last year as a result of change in exchange rate of Renminbi against other currencies, and the exchange loss incurred was RMB2.10 billion in 2015.

9.	Other income-net

Due to the net gain on disposal of telecommunication towers amounted to RMB9.25 billion, other income-net was RMB10.57 billion in 2015, increased by RMB9.21 billion compared with last year.

IV.	EARNINGS

1.	Profit before income tax

Under the influence of various factors including the initiative of Speed Upgrade and Tariff Reduction, the One-month Mobile Data Carry-over, the VAT Reform, the increased competition and the exchange loss incurred during the year etc., the Company’s profit before income tax was RMB14.04 billion in 2015, down by 11.9% compared with last year. Net off the net gain on disposal of telecommunication towers RMB9.25 billion, profit before income tax was RMB4.79 billion, down by 69.9% compared with last year.

2.	Income tax

In 2015, the Company’s income tax was RMB3.47 billion and the effective tax rate was 24.7%.

3.	Profit for the year

In 2015, the Company’s profit for the year was RMB10.56 billion, down by 12.4% compared with last year. Basic earnings per share was RMB0.441, down by 12.7% compared with last year.

V.	EBITDA[6]

In 2015, the Company’s EBITDA was RMB87.50 billion, down by 5.7% compared with last year. EBITDA as a percentage of service revenue was 37.2%, down by 0.7 percentage points compared with last year.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In 2015, capital expenditure of the Company totaled RMB133.88 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. Out of the total capital expenditure, capital expenditure attributable to mobile network was RMB61.02 billion; capital expenditure attributable to broadband and data business was RMB33.76 billion; and capital expenditure attributable to infrastructure and transmission network was RMB31.16 billion.

In 2015, the Company’s net cash inflow from operating activities was RMB84.30 billion. Free cash flow was –RMB49.58 billion after the deduction of the capital expenditure in 2015.

The table below sets forth the major items of the capital expenditure in 2015.

	2015
RMB (in billions)	Total amount	As percentage

Total	133.88	100.0%
Include: Mobile network	61.02	45.6%
Broadband and data	33.76	25.2%
Infrastructure and transmission network	31.16	23.3%
Others	7.94	5.9%

VII.	BALANCE SHEET

The Company’s total assets increased from RMB545.07 billion as at 31 December 2014 to RMB610.35 billion as at 31 December 2015. Total liabilities changed from RMB317.53 billion as at 31 December 2014 to RMB379.13 billion as at 31 December 2015. The liabilities-to-assets ratio changed from 58.3% as at 31 December 2014 to 62.1% as at 31 December 2015. The debt- to-capitalisation ratio changed from 37.9% as at 31 December 2014 to 39.2% as at 31 December 2015. The net debt-to-capitalisation ratio was 33.5% as at 31 December 2015.

The Company’s net current liabilities (i.e. current liabilities minus current assets) changed from RMB235.35 billion as at 31 December 2014 to RMB279.40 billion as at 31 December 2015. Taking into consideration the Company’s stable net cash inflows from its operating activities and good credit records, the Company believes that it should have sufficient funds to meet its needs for working capital.

Note 1:	According to “Guiding Opinions on Accelerating the construction of high-speed broadband network to promote the network speed and lowering the data tariffs” issued by General Office of the State Council of the PRC in 2015, telecommunication industry should accelerate the construction of high-speed broadband network and further promote the network speed and lower the data tariffs in order to improve the service.

Note 2:	The Company launched the promotion plan which allowed the unused monthly data under the monthly package to be carried over for use till the end of the following month from 1 October 2015.

Note 3:	The replacement of business tax with value-added tax implemented nationwide for the telecommunications industry from 1 June 2014 (hereinafter referred to as “VAT Reform”).

Note 4:	Due to the share of loss of China Tower Corporation Limited (hereinafter referred to as “Tower Company”).

Note 5:	Following the establishment of Tower Company in 2014, the Company sold certain telecommunications towers and related assets to Tower Company in 2015. Therefore, the operation model regarding the use of telecommunications towers changed from self-construction and self-maintenance to payment of usage fee to Tower Company.

Note 6:	EBITDA represents profit for the year before finance costs, interest income, shares of loss of associates, share of loss of joint venture, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2015, the Group had approximately 230,836 employees, 361 employees and 102 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 37,588 temporary staff in Mainland China. For the year ended 31 December 2015, employee benefit expenses were approximately RMB35.140 billion (for the year ended 31 December 2014: RMB34.652 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant options to eligible employees to subscribe for shares in the Company.

AUDIT COMMITTEE

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including the review of the audited consolidated financial statements for the financial year ended 31 December 2015.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. The Company complied with the code provisions in the Corporate Governance Code (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2015, except for the following:

(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board acknowledges that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Wang Xiaochu serves as Chairman and Chief Executive Officer of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Wang Xiaochu is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Wang Xiaochu and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings of the shareholders of the Company (the “Shareholders”) and re-election by Shareholders pursuant to the Company’s articles of association. All directors of the Company (the “Directors”) are subject to retirement by rotation at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has established the “Code for Dealing of Securities by Directors” in accordance with the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to the Directors as to their respective compliance with the relevant code for securities transactions for the year ended 31 December 2015, and all of the Directors have confirmed such compliance.

CHARGE ON ASSETS

As at 31 December 2015, the Group did not pledge any property, plant and equipment to banks as loan security (31 December 2014: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2015, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held on 12 May 2016 (the “AGM”). Notice of the AGM will be published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk and will be sent to Shareholders in due course.

FINAL DIVIDEND

The Board proposed to pay a final dividend of RMB0.17 per share (the “2015 Final Dividend”), with an aggregate amount of approximately RMB4.071 billion, to the Shareholders. If approved by Shareholders at the AGM, the 2015 Final Dividend is expected to be paid in Hong Kong dollars on or about 8 June 2016 to those members registered in the Company’s register of members as at 19 May 2016 (the “Dividend Record Date”).

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

(1)	from 10 May 2016 to 12 May 2016, both days inclusive, for the purpose of ascertaining the Shareholders’ rights to attend and vote at the AGM (and any adjournment thereof). In order to qualify for attendance and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 9 May 2016; and

(2)	on 19 May 2016, for the purpose of ascertaining the shareholders’ entitlement to the 2015 Final Dividend. In order to qualify for the proposed 2015 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 18 May 2016.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2015 FINAL DIVIDEND

Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese- controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”); (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2015 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any Shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2015 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2015 Final Dividend after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any Shareholders whose names appear on the Company’s register of members on the Dividend Record Date and who are individual Shareholders, there will be no deduction of Enterprise Income Tax from the dividend that such Shareholder is entitled to.

Shareholders who are not individual Shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2015 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. of 18 May 2016, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Dividend Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

The 2015 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Stock Exchange at www.hkexnews.hk. The 2015 annual report will be available on the websites of the Stock Exchange and the Company and will be dispatched to all Shareholders in due course.

The 2015 annual financial information set out above does not constitute the Group’s statutory financial statements for the financial year ended 31 December 2015. Instead, it has been derived from the Group’s audited consolidated financial statements for the financial year ended 31 December 2015, which will be included in the Company’s 2015 annual report.

FORWARD-LOOKING STATEMENT

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward- looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

By order of the Board
China Unicom (Hong Kong) Limited Yung Shun Loy Jacky
Company Secretary

Hong Kong, 16 March 2016

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny